PSI INTERNATIONAL, Inc. Trusted Technology Advisers	11200 Waples Mill Road, Suite 200 Fairfax, Virginia 22030-7407 Tel: (703) 352-8700 Fax: (703) 352-1170 www.psiint.com

PSI International, Inc.

September 5, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: PSI International, Inc.

Offering Statement on Form 1-A

File No. 024-10740

Re: Application for Withdrawal of Offering Statement

To Whom it may concern:

Pursuant to Rule 477 of Regulation A promulgated under the Securities Act of 1933, as amended, PSI International, Inc., a Virginia corporation (the “Company”), hereby respectfully requests and applies for withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10740 (the “Offering Statement”) together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement was originally filed with the Commission on September 12, 2017. The Offering Statement relates to the public offering of shares of the Company’s common stock.

The Company files the withdrawal of the Offering Statement because the Company does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been sold pursuant to the Offering Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any question or comments or require further information regarding this request for withdrawal of the Offering Statement, please do not hesitate to call PSI International, Inc. at (201) 608-0393.

Sincerely,

By:	/s/ Richard K. Seol
Richard K. Seol
Chairman and President
PSI International, Inc.